                                                                    EXHIBIT 12.1



                     Duquesne Light Company and Subsidiary

               Calculation of Ratio of Earnings to Fixed Charges
                            (Thousands of Dollars)


                                                                                 Year Ended December 31,
                                                          ------------------------------------------------------------------------
                                                            1995           1994            1993            1992            1991
                                                          --------        --------        --------        --------        --------
FIXED CHARGES:
   Interest on long-term debt                             $ 89,139         $94,646       $102,938         $119,179        $127,606
   Other interest                                            2,599           1,095          2,387            1,749           1,773
   Amortization of debt discount, premium and
      expense-net                                            6,252           6,381          5,541            4,223           3,892
   Portion of lease payments representing an interest
      factor                                                44,386          44,839         45,925           60,721          64,189
                                                          --------        --------       --------         --------        --------
                   Total Fixed Charges                    $142,376        $146,961       $156,791         $185,872        $197,460
                                                          --------        --------       --------         --------        --------


EARNINGS:
   Income from continuing operations                      $151,070        $147,449       $144,787         $149,768        $143,133
   Income taxes                                             92,894*         84,191*        77,237          110,993         104,067
   Fixed charges as above                                  142,376         146,961        156,791          185,872         197,460
                                                          --------        --------       --------         --------        --------
                   Total Earnings                         $386,340        $378,601       $378,815         $446,633        $444,660
                                                          --------        --------       --------         --------        --------

RATIO OF EARNINGS TO FIXED CHARGES                            2.71            2.58           2.42             2.40            2.25
                                                              ----            ----           ----             ----            ----
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        Duquesne's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $3.4 million for the twelve months ended
December 31, 1995, has been excluded from the ratio.

*Earnings related to income taxes reflect a $13.5 million decrease for the twelve months ended December 31, 1995, and December 31, 1994, due to a financial statement reclassification related to SFAS 109. The Ratio of Earnings to Fixed Charges absent this reclassification equals 2.81 and 2.67 for the twelve months ended December 31, 1995 and December 31, 1994, respectively.